METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

STEVEN C. METZGER	3626 N. HALL STREET, SUITE 800
DIRECT DIAL 214-740-5030	DALLAS, TEXAS 75219-5133	FACSIMILE 214-224-7555
SMETZGER@PMKLAW.COM	214-969-7600	214-523-3838
	WWW.PMKLAW.COM	214-969-7635
November 20, 2008
Via EDGAR

The Securities and Exchange Commission 100 F. Street Washington, D.C. 20549-7010
Attn:	Joanna Lam, Staff Accountant Ronald Winfrey, Petroleum Engineer Karl Hiller, Branch Chief Division of Corporation Finance Mail Stop 7010

Re: Spindletop Oil & Gas Co. (Commission File No. 000-18774; CIK No.
0000867038) — Form 10-K for the fiscal year ended December 31, 2007 filed April
14, 2008; Form 10-Q for quarter ended March 31, 2008 filed May 15, 2008; Form 10-Q for quarter ended June 30, 2008 filed August 14, 2008; Response letter dated August 29, 2008.
Ladies and Gentlemen:
On behalf of Spindletop Oil & Gas Co., a Texas corporation (the “Company”), this letter is being filed as a supplemental letter uploaded on the EDGAR system in response to a letter of comments of the Staff of the Securities and Exchange Commission dated October 16, 2008. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. On such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.
This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated October 16, 2008 with respect to
Form 10-K for the year ended December 31, 2007;
Form 10-Q for quarter ended March 31, 2008;
Form 10-Q for quarter ended June 30, 2008 of
Spindletop Oil & Gas Co.
Commission File No. 000-18774
The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated October 16, 2008 with respect to Form 10-K for the fiscal year ended December 31, 2007, Form 10-Q for quarter ended March 31, 2008, and Form 10-Q for quarter ended June 30, 2008 of Spindletop Oil & Gas Co. For convenience, each comment of the Staff is restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text of the Form 10-K for the fiscal year ended December 31, 2007, Form 10-Q for the quarter ended March 31, 2008, or Form 10-Q for the quarter ended June 30, 2008 as applicable, and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, Spindletop Oil & Gas Co. is referred to as the “Registrant” or the “Issuer” or the “Company” or “Spindletop.”
Form 10-K for the fiscal year ended December 31, 2007
General
Comment/Observation No. 1.
We note that in responding to prior comments, you express a preference for limiting compliance to future filings, beginning with your 2008 annual report. Unfortunately, the nature and extent of disclosures requiring revision necessitate an amendment to your 2007 annual report on Form 10-K is being amended being filed at the same time as this item. Please ensure that your amendment encompasses all of the revisions outlined in your prior response, and further revisions necessary to resolve the remaining issues identified in this letter. We suggest that you contact us by telephone to make the necessary arrangements, in advance of filing your amendment.
Response to Comment/Observation No. 1.
The 2007 annual report is being amended to encompass all of the revisions outlined in our prior response dated August 29, 2008 to your original letter dated July 24, 2008. In addition, the 2007 annual report on Form 10-K has been amended to include appropriate responses to your second letter dated October 16, 2008. The amended Form 10-K is being filed contemporaneously with this item.
Comment/Observation No. 2.
We are continuing to review the information you provided in response to prior comments 9, 10, 11, 12 and 13, regarding your disclosures about oil and gas properties

Response to Comment/Observation No. 2.
We note that you are continuing to review the information we provided in response to prior comments 9, 10, 11, 12 and 13, in your comment letter dated July 24, 2008 regarding our disclosures about oil and gas properties.
Comment/Observation No. 9 in your comment letter dated July 24, 2008 requested disclosure of the registrant’s gross and net productive wells and acreage as specified in SEC Industry Guide 2, paragraph 4. The registrant has complied with this request and has included a table of this information in the amended 2007 annual report Form 10-K as follows:
Productive Wells
The following table sets forth our domestic productive wells at July 31, 2008

Gas		Oil		Total
Gross	Net	Gross	Net	Gross	Net
279	67.33	83	18.97	362	86.30
Acreage
The following table sets forth our undeveloped and developed gross and net leasehold acreage at July 31, 2008. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

Undeveloped		Developed		Total
Gross	Net	Gross	Net	Gross	Net
2,060	2,054	122,410	21,701	124,470	23,755
All the leases for the undeveloped acreage summarized in the preceding table will expire at the end of their respective primary terms unless prior to that date, the existing leases are renewed or production has been obtained from the acreage subject to the lease, in which event the lease will remain in effect until the cessation of production. As is customary in the industry, we generally acquire oil and gas acreage without any warranty of title except as to claims made by, through or under the transferor. Although we have title to developed acreage examined prior to acquisition in those cases in which the economic significance of the acreage justifies the cost, there can be no assurance that losses will not result from title defect or from defects in the assignment of leasehold rights.

Controls and Procedures, page 36
Comment/Observation No. 3.
We note your response to prior comment 1, regarding the missing disclosure about internal control over financial reporting. You have not addressed all of the concerns outlined in the comment. Therefore, we have the following observations.
(a) The revisions you propose include the statement “. . .management of the Company believes that as of December 31, 2007, the internal control system over financial reporting met [the COSO] criteria. However, the disclosure required by Item 308 of Regulation S-K must include your conclusion about the effectiveness of your internal control over financial reporting as of the end of your fiscal year.
(b) With regard to your disclosure indicating your disclosure controls and procedures were effective as of the end of the fiscal year, given the omission of the disclosure required about internal control over financial reporting, it appears evident that your disclosure control and procedures were not effective as of December 31, 2007. Accordingly, we believe you should revise your conclusion about the effectiveness of disclosure controls and procedures to clarify.
(c) As previously advised, you will need to file revised certifications to include the introductory language of paragraph 4 of Item 601 (b)(31) of Regulation S-K. V
Response to Comment/Observation No. 3.
Response to observation as follows;
(a) The applicable paragraph in Item 9A(T) has been amended to read as follows:
Management of the Company has assessed the effectiveness of its internal control over financial reporting at December 31, 2007. To make this assessment, the Company used the criteria for effective internal control over financial reporting described in Internal Control Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management of the Company concluded that as of December 31, 2007, the internal control system over financial reporting met those criteria and was effective.
(b) The disclosure controls and procedures were effective as of the end of the fiscal year, and the statement in the amended 2007 annual report 10-K has been corrected.
(c) Certifications in the amended 2007 annual report form 10-K have been revised to include the introductory language of paragraph 4 of Item 601 (b)(31) of Regulations S-K V.

Financial Statements
Common Stock, page 61
Comment/Observation No. 4.
We read your response to prior comment 7, regarding the discounting applied in valuing common shares issued to employees. Please contact us by telephone to discuss the implications of your approach in valuing share-based payments.
Response to Comment/Observation No. 4.
Footnote 7 to the Financial Statements (Common Stock) was revised to remove reference to the discounting of the common stock issued. The amount of discount was immaterial to the fair presentation of the financial statements and the financial statements were not amended.
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Controls and Procedures, page 11
Comment/Observation No. 5.
We note your response to prior comment 8, concerning an apparent limitation on your views about the effectiveness of your disclosure controls and procedures. You explain that you would change the language as indicated by striking through words that will be deleted and underlining words that will be added. However, your response is not marked as you suggest. We reissue prior comment 8.
Response to Comment/Observation No. 5.
The Registrant is filing amended Form 10-Q for the quarter ended March 31, 2008 with the following language in Item 4. — Controls and Procedures to read as follows:
(a) As of the end of the period covered by this report, Spindletop Oil & Gas Co. carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Principal Executive Office and Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 and 15d-15. Based upon the evaluation, the Company’s Principal Executive Office and Principal Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report.
The Registrant has also filed an amended Form 10-Q for the quarter ended June 30, 2008 with the language quoted above in Item 4 — Controls and Procedures.

SPINDLETOP OIL & GAS CO.
ACKNOWLEDGMENT
The undersigned, on behalf of Spindletop Oil & Gas Co., a Texas corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated October 16, 2008, does hereby acknowledge on behalf of the Company that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the “Commission”).
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.
3.	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 20th day of November, 2008.

SPINDLETOP OIL & GAS CO.
By:	/s/ Robert E. Corbin
Robert E. Corbin, Controller,
Principal Financial Officer